This filing amends the Form 425 filed on January 23, 2023 to include certain legends and disclaimers, which were inadvertently omitted.	Filed by Xylem Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Xylem combination with Evoqua

Master Q&A

Transaction and Deal Rationale

1.	What has been announced?

•

Xylem Inc., a leading global water technology company, and Evoqua, a leading provider of treatment solutions and services, today announced they have entered into a definitive agreement under which Xylem will acquire Evoqua in an all-stock transaction.

•	The combined company will have increased scale with $7B+ revenue, $1.2B adjusted EBITDA*.

2.	Who is Xylem?

•

Xylem (XYL) is a leading global water technology company committed to solving critical water and infrastructure challenges with innovation. Its 17,000 diverse employees delivered revenue of $5.2 billion in 2021.

•	Xylem’s vision is to create a world where water is no longer a constraint to health, prosperity, or sustainable development.

•	It helps customers to optimize water and resource management and helps communities in more than 150 countries become water secure.

3.	Who is Evoqua?

•

Evoqua is a leader in water treatment solutions and technology, including digitally enabled outsourced water offerings for high-growth industrial end markets, such as microelectronics, life sciences, food and beverage, and power and renewables.

•	Evoqua’s services address their customers’ most critical water needs, such as ensuring uptime, process quality, regulatory compliance, and remediation of emerging contaminants.

•

Evoqua has the largest team of uniquely qualified and trusted treatment service professionals in North America. Today, Evoqua serves more than 38,000 industrial, utility, and commercial customers across 200,000+ installations worldwide.

4.	What is the rationale for the transaction?

•	The combination creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•

It will enable us to extend our leadership in attractive, growing markets across water technologies, solutions, and services, and creates a global platform that addresses customers’ biggest challenges across the water cycle.

•

Evoqua is a leader in water treatment solutions and technology, with expertise and relationships in key industrial end-markets, the largest team of water treatment service professionals in North America, and capabilities in important new areas such as the management of emerging contaminants.

•	Xylem brings a portfolio of leading water technologies, solutions and services connected by advanced digital technologies, deep relationships with water utilities, and extensive global channels.

•

The deal is expected to create long-term value for shareholders by accelerating growth, increasing recurring and resilient revenues, and margin expansion and compelling cost synergies. This will be underpinned by a strong financial profile and a healthy, flexible balance sheet to support future organic and inorganic growth.

•	The transaction also unites two purpose-driven cultures with sustainability at their core, focused on serving customers and communities.

5.	What are the benefits of this transaction for Xylem?

•	The combination creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•

It will materially advance Xylem’s strategy of building a portfolio of the solutions that matter most to solving water. We have long said that industrial water and services are key strategic priorities and Evoqua helps advance our work in both areas.

•

The transaction also helps us support our customers with an unparalleled offering that includes leading technology, services, and digital solutions. Over time we will be able to provide these in a seamless offering unmatched by other companies.

•

The deal will also drive long-term value for shareholders by accelerating growth and scale, increasing recurring and resilient revenues, enabling margin expansion, and driving compelling cost and revenue synergies. This will be underpinned by a strong financial profile and a healthy and flexible balance sheet to support future optionality, including organic and inorganic opportunities.

6.	Is the deal consistent with strategy?

•	Yes. Organically, growth in services is a key strategic priority for Xylem.

•

And inorganically, we have been clear that industrial water is a major focus area for our company. At our investor day in 2021, we outlined our desire to strengthen our core and add advanced treatment solutions and services for high-growth industrial water end-markets.

•	The combination with Evoqua executes that strategy, providing advanced treatment solutions and services, as well as a leading network of service professionals in North America.

7.	Why did you choose to transact with Evoqua? Did you look at any other companies in the market as potential targets?

•	In 2021, Xylem stated its strategic interest in advanced treatment solutions and services for high-growth industrial water end-markets with mission critical needs.

•	We saw Evoqua, as a leader in treatment solutions and technology, as the most natural and synergistic fit with Xylem’s broad, global portfolio and utilities offering.

•

In addition to treatment solutions, Evoqua brings expertise and relationships in key industrial end-markets (including life sciences, food and beverages and microelectronics), a leading position in emerging contaminants management and the largest team of water treatment service professionals in North America.

8.	What other industrial water treatment providers has Xylem worked with?

•

Xylem has spent time evaluating different approaches to building out an industrial services platform, including organically developing technology and services capabilities or doing several small acquisitions.

•	A combination of scale was determined to be most compelling way for us to build a strong platform with strong market momentum.

•	We continue to monitor this area for potential partnerships and further growth opportunities.

9.	Why is this deal happening now?

•	Xylem has long been focused on building a portfolio of advanced treatment solutions and services for high-growth industrial water end-markets with mission critical needs.

•	The combination with Evoqua, a leader in treatment solutions and technology, delivers these objectives.

•	The timing needed to work for both parties, and this was simply the right time for us to come together.

10.	Why did the initial discussions in 2017 fall through? Why is now the right time for this combination?

•	We won’t comment on what may or may not have happened in 2017.

•	Xylem has long been focused on building a portfolio of advanced treatment solutions and services for high-growth industrial water end-markets with mission critical needs.

•	The combination with Evoqua, a leader in treatment solutions and technology, delivers these objectives.

•	The timing needed to work for both parties, and this was simply the right time for us to come together.

11.	How will the deal maximize shareholder value?

•	The deal creates substantial long-term value for shareholders by accelerating growth, increasing recurring and resilient revenues, margin expansion and compelling cost synergies.

•	The all-stock deal enhances Xylem’s strong financial profile and maintains a healthy and flexible balance sheet to support future optionality, including organic and inorganic opportunities.

12.	Are talks exclusive? Any risk of an interloper or competing bid?

•	The definitive agreement has been unanimously approved by Xylem and Evoqua Boards of Directors and we expect to receive strong shareholder support for the compelling combination.

•	The agreement includes customary break and reverse break fees.

13.	Are Xylem and Evoqua’s cultures and values aligned?

•	Xylem and Evoqua are purpose-driven cultures with sustainability at their core, committed to creating economic and social value and delivering on our commitments to customers.

•

In addition to being purpose-driven and in the water sector, both companies recognize the importance of talent and are committed to putting people first. This will influence the combined company’s approach to people strategies, including diversity, equity and inclusion, empowerment and customer and community focus.

Financial Consideration

1.	What is the offer price, premium, and valuation?

•	The all-stock transaction has been conducted at a 0.480x exchange ratio, with an implied enterprise value of $7.5B.

•	The combined business will have a combined annual revenue of over $7.1B.

•	The transaction will value Evoqua at 25.2x 2022A Adj. EBITDA (ending 9/30/22) pre-synergies and 17.2x post-synergies.

•	Following the closing of the transaction, Evoqua shareholders are expected to own approximately 25% of the combined company. This is aligned with the relative contribution from each company.

•	The offer price represents a 29% premium or a value of $52.89 per share based on Xylem and Evoqua closing prices as of January 20, 2023.

2.	How was the valuation determined?

•	The valuation reflects the relative earnings contributions of both businesses, each company’s independent outlook for earnings growth, and the announced estimated cost synergies.

3.	Is there a reverse breakup fee?

•

Yes, Xylem may be required to pay Evoqua a reverse termination fee if the Merger Agreement is terminated by either Evoqua or Xylem because the transaction has not been consummated in certain circumstances by January 22, 2024 or as a result of a permanent injunction, unless such failure or order is the result of a breach of the Merger Agreement by Evoqua.

•	The reverse breakup fee is typical for a transaction of this type, both structurally and in terms of the market rates for fees.

4.	Will this transaction have a positive or negative affect on your near-term margins?

•	Both Xylem and Evoqua continue to have strong commercial momentum. There is no change to our near-term margins.

•	During Xylem’s earnings release, we will provide an update on our 2023 guidance, excluding the impact of Evoqua until the deal closes.

5.	How much revenue does Evoqua generate?

•	Evoqua is a $1.7B revenue company with splits between its two reporting segments:

•

$1.2B revenue – the Integrated Solutions and business focusing on industrial water solutions and services business. Approximately 55-60% are service revenues driven by service on customer capital systems and outsourced water services. This business is entirely in North America, primarily in the U.S.

•

$0.5B revenue – the Applied Product Technologies Segment focusing on water treatment components/products and systems sold primarily through indirect (not distributor) channels to industrial, municipal, and commercial end markets. This business is ~50% international, selling into ~120 countries.

6.	Is this deal one of financial necessity?

•	The transaction builds on the strong position and momentum of each business to create a transformative, global platform that addresses customers’ and communities’ greatest water challenges.

•

The combination materially advances Xylem’s strategy. The new platform will deliver leading, complementary positions in resilient, attractive markets, provide compelling cost synergies and growth upside with strong cash flows, and unite two purpose-driven cultures with sustainability at their cores.

7.	Are you concerned about Evoqua’s high valuation?

•	We believe that Evoqua’s valuation reflects investors’ confidence in the long-term growth potential of their businesses.

•

The relative valuation of the two companies shows Evoqua trades at a ~1.5x EV / 2023E EBITDA multiple discount to Xylem. The valuation of both companies has largely traded in line over time, consistent with the macro perspective of secular growth and demand for each company’s solutions.

•

This is an all-stock transaction that provides attractive value creation to both companies’ shareholders, who will benefit from significant synergies in the combined company and a healthy and flexible balance sheet.

8.	Is a deal of this size prudent, ahead of a predicted recession?

•	The transaction is highly strategic, and it is the right time to combine Xylem and Evoqua.

•

Further, we believe that the combined entity will be more resilient given the strength of the combined balance sheet, stronger growth opportunities, and Evoqua’s business adds further resilient recurring revenue, reducing volatility through cycles.

•	Finally, as this is an all-stock transaction, there is no meaningful leverage being added to the combined company’s quality of revenue through cycles.

Timetable and process

1.	When will the deal close?

•	The deal is expected to close mid-2023, but timing could vary depending on approvals.

2.	What approvals are required for the deal to close?

•	The transaction has been unanimously approved by Xylem and Evoqua Boards of Directors.

•

The transaction remains subject to approval by Xylem shareholders of the issuance of Xylem shares in connection with the transaction and the approval of Evoqua shareholders, the receipt of required regulatory approvals and other customary closing conditions.

3.	Are there any anti-trust concerns? How long do you expect the US anti-trust process to take place?

•	We will be filing for anti-trust and other regulatory approvals in the U.S. and a handful of non-US jurisdictions.

•	We currently do not foresee any issues as our businesses are highly complementary.

•	We expect the deal to close mid-2023, but timing could vary.

4.	What would happen if the deal does not close? Is there any termination fee and if so, how is the termination fee structured?

•

If the transaction does not close, both Xylem and Evoqua will continue as independent, publicly traded companies. If the transaction does not close under certain circumstances, Xylem or Evoqua may be required to pay a termination fee.

Investors

1.	How will Xylem investors benefit from the deal?

•	The combination is expected to create considerable value for Xylem shareholders, driven by the stronger market presence it will deliver in attractive, complementary areas of the water sector.

•

The transaction is expected to create long-term value for shareholders by accelerating growth, increasing recurring and resilient revenues, margin expansion opportunities and compelling cost synergies. This will be underpinned by a strong financial profile and a healthy, flexible balance sheet to support future growth.

•	The all-stock deal reinforces the power and strength of the combination for both shareholder groups.

2.	What will the ownership structure of the combined business be?

•	Following the closing of the transaction, Evoqua shareholders are expected to own approximately 25% of the combined company. This is aligned with the relative contribution from each company.

3.	Is the deal accretive and by when? What will be the impact on EPS going forward?

•	The deal will be accretive inclusive of run rate synergies

•	The transaction is expected to contribute to continued earnings growth over time.

•	We will also maintain balance sheet flexibility and optionality to optimize our long-term capital structure.

4.	What revenue or cost synergies are anticipated?

•	The combined company is expected to realize cost synergies and growth upside with strong cash flows, leveraging the scale and complementary nature of the combination.

•

We estimate annual run-rate cost synergies of $140 million expected to be achieved within three years of closing, driven by efficiencies gained through greater scale footprint and network optimization, in addition to procurement and enabling functions such as public company costs and functional support efficiencies.

•

We also expect significant revenue synergies to be created in areas such as cross-selling of our respective municipal and industrial portfolio in North America, and growing Evoqua’s international exposure via Xylem’s global channels.

•	We will also maintain balance sheet flexibility and optionality to optimize our long-term capital structure.

5.	How will the deal affect financial performance?

•

Xylem’s combination with Evoqua is expected to strengthen financial performance. The combined company is anticipated to generate revenues of $7.1 billion and adjusted EBITDA of $1.2 billion pre-synergies.

•	The deal will be accretive inclusive of run rate synergies

•

We also expect significant revenue synergies to be created in areas such as cross selling our respective municipal and industrial portfolio in North America, and growing Evoqua’s international exposure, including outside of the US, via Xylem’s global channels.

6.	Will there be any revision to guidance?

•	We continue to operate as two separate entities until close.

•	We will announce our earnings on February 7, 2023. We will provide FY23 guidance at that time for Xylem.

•	Evoqua will announce their earnings on January 31, 2023.

7.	Will there be any change to the dividend policy?

•	We continue to operate as two separate entities until close.

•	There is no change to Xylem’s capital deployment priorities. We will continue to grow our dividend in line with earnings.

8.	Are there any detractors, critics, or activist shareholders?

•	The combination is expected to create considerable value for Xylem shareholders, driven by the stronger market presence and combined capabilities to deliver in attractive areas of the water sector.

•

The transaction is expected to create long-term value for shareholders by accelerating growth, increasing recurring and resilient revenues, margin expansion and compelling cost synergies, and opportunities for revenue synergies. This will be underpinned by a strong financial profile and a healthy, flexible balance sheet to support future organic and inorganic growth.

9.	What is the rationale for the all-stock structure of the deal?

•	An all-stock transaction allows the business to maintain substantial balance sheet flexibility, enabling the pursuit of further growth opportunities.

•	Additionally, it allows Evoqua shareholders the opportunity to participate in the future growth of the combined business.

10.	What is the overlap between target and Xylem shareholders?

•	At the institutional level, there is a significant overlap of shareholding institutions, suggesting compatibility between shareholder bases.

11.	Has management factored in the potential for the target’s shareholders to demand a cash component? What will be management’s response?

•	An all-stock transaction allows the business to maintain substantial balance sheet flexibility, enabling the pursuit of further growth opportunities.

•	Additionally, it allows Evoqua shareholders to participate in the future growth of the combined business.

•	Following the closing of the transaction, Evoqua shareholders are expected to own approximately 25% of the combined company, aligned with the relative contribution from each company.

Combined Company and Integration

1.	Are any of the combined company’s assets non-core? Will there be any divestitures?

•	Nothing has been decided. Evoqua’s portfolio is complementary to Xylem’s offerings, and the combined platforms have very strong potential for growth.

•

We continually review our portfolio to identify both potential new deals and divestitures and though nothing definitive is contemplated at this time, this standard review process may identify future opportunities for follow-on deals or divestitures.

2.	How much of these cost synergies are expected to be staff costs?

•	Savings will come from a variety of cost synergies.

•

We estimate annual run-rate cost synergies of $140 million expected to be achieved within three years, driven by efficiencies gained through greater scale of footprint and network optimization, in addition to procurement and enabling functions such as public company costs and functional support efficiencies.

•	More details will come as we get nearer to closing and the integration planning work has been identified.

3.	Will any offices or operations be closed?

•

Harmonization of real estate is an identified cost synergy opportunity to enable the combined company’s teams to work closely together after close to drive revenue synergies and serve our customers and communities better.

•	More details will come after closing.

4.	Where will the combined headquarters be located?

•	The combined company will be headquartered in Washington, D.C.

5.	How many employees does each company currently have?

•	Xylem has 18,000 employees and Evoqua has 4,500 employees.

6.	What cultural features of both companies do you anticipate facilitating integration?

•	Xylem and Evoqua are closely aligned in their focus on addressing the most pressing global water challenges to create a more water-secure and sustainable world.

•

In addition to being purpose-driven and in the water sector, both companies recognize the importance of talent and are committed to putting people first. This will influence the combined company’s approach to people strategies, including diversity, equity and inclusion, empowerment and customer and community focus.

7.	Are there ESG best practices you anticipate adopting in the combined companies?

•	Both companies address end markets that help with critical issues linked to water use and reuse, water scarcity and adequate water supply.

•	This core business focus will remain unchanged. Xylem and Evoqua both have sustainability embedded in their business strategies. The combined company will leverage best practices from each company.

8.	Will the combination delay or make null any pre-existing ESG targets or commitments by either company?

•

No. During integration planning and following the closing of the transaction, the combined company will evaluate the best approach to include one another in target setting and commitment, including, for example, net zero commitments and diversity, equity, and inclusion practices.

9.	What does the timeline look like for integration?

•	A joint Integration Management Team will be established, which will be responsible for designing and driving the overall integration process.

•	The Integration Management Team will establish100-day, 365-day and beyond plan.

10.	What are the key workstreams involved in the integration planning process and who is leading it?

•

A joint Integration Management Team will be established, co-led by Tony Milando from Xylem and an executive from Evoqua, which will be responsible for designing and driving the overall integration process. The Integration Management team will be accountable to a Steering Committee composed of each company’s CEO and other members from the Xylem Senior Leadership Team and Evoqua Executive Leadership Team.

•	The overarching workstreams will include communications, culture, and change management, processes and systems, and value capture (cost and revenue synergies).

•

These workstreams will be activated through functional, regional, and business integration team members to ensure that we have effective integration planning, a successful Day One. More to come in the next couple of days after closing.

11.	How can you be sure the integration will be successful? Do you expect any challenges?

•	A joint Integration Management Team will be established. It will involve personnel from both companies and be responsible for designing and driving the overall integration process.

•	It will be co-led by Tony Milando, alongside an executive from Evoqua and supported by outside experts.

•	Both companies have extensive experience with integration, closely aligned cultures and ambitions, and complementary portfolios.

12.	How do you intend to grow Evoqua’s business? What is the timeline?

•	Xylem will continue to invest in Evoqua’s business, which operates in highly attractive markets.

•	We will also build and execute roadmaps to capture revenue synergies between both companies across end markets and geographies.

Governance / Leadership

1.	Who will run the combined company? Will Patrick Decker stay on as the Xylem CEO?

•	Patrick remains CEO and will have overall responsibility for running the new company. There are no planned changes to the Xylem senior leadership roles.

2.	What is happening to the rest of Evoqua’s leadership team? Will they stay on with the combined entity?

•	Both leadership teams have worked collaboratively throughout the process to ensure the potential of the combined business is maximized.

•	We will communicate leadership team announcements as part of the integration planning process.

3.	Will there be any change in board composition?

•	Upon closing of the transaction, two current members of Evoqua’s Board of Directors are expected to join Xylem’s Board.

STAKEHOLDER-SPECIFIC QUESTIONS

Xylem Employees

1.	What is the strategic rationale for combining with Evoqua?

•

Around the world, water and climate challenges are intensifying. Our mission is to help customers and communities solve those challenges, and our strategy is to build our portfolio of solutions and services to tackle them at scale.

•

This transaction directly supports our long-standing strategic objective to establish a leadership position in industrial water to meet growing demand from industrial customers who are investing significantly in water solutions to manage rising water risks.

•

Evoqua brings complementary solutions and services into our portfolio and gives us access to additional markets and capabilities – including key industrial end-markets and service offerings with significant recurring revenue streams.

•	The combination creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•

By bringing together two complementary, leading companies, we are creating a global platform that will deliver much needed innovation and a breadth of solutions and technologies to help address critical customer pain points across the water cycle.

2.	How will Evoqua fit into our business?

•	No final decisions have been made at this time on organizational design or leadership structure.

•

A joint Integration Management Team is being established which will be responsible for designing and driving the overall integration process, which includes determining the best way to combine the Evoqua and Xylem businesses.

3.	What does this mean for Xylem colleagues?

•	The transaction is anticipated to close mid-2023, pending customary closing conditions, including receipt of regulatory approvals.

•	Once it closes, we expect the combination of both companies will create substantial growth and development opportunities that will benefit employees.

•

Until then, it is important to note it remains business as usual. Your work does not change because of this announcement and your dedication to serving our customers and their communities is more important than ever.

•

Also, until closing occurs, Xylem and Evoqua will continue to operate as two separate, independent organizations. In the period before we close, it is important not to contact people at the other company, or reach out jointly to customers, suppliers, regulators, or other partners. Any questions about what is permitted in this phase should be directed to your leadership team.

•	More information will be shared in the coming weeks.

4.	How would you describe Evoqua’s culture? Do we share similar values?

•	Xylem and Evoqua are closely aligned in their focus on addressing the most pressing global water challenges to create a more water-secure and sustainable world.

•

In addition to being purpose-driven and in the water sector, both companies recognize the importance of talent and are committed to putting people first. This will influence the combined company’s approach to people strategies, including diversity, equity and inclusion, empowerment and customer and community focus.

5.	Will there be layoffs associated with this transaction?

•	Xylem and Evoqua are two highly complementary companies. Our combination with Evoqua will create new opportunities for our team – and powerful new capabilities to achieve our mission.

•	However, there will be redundancies in some duplicate back-office functional roles.

•	We understand many of you will have questions and we are committed to communicating proactively and being as transparent as possible and as early as possible.

•	Each company’s currently existing severance plan is expected to remain in place for a reasonable period of time after Xylem and Evoqua have become one company.

•	More information will be shared in the coming weeks as we continue to move through the process.

6.	If there are layoffs, how will that process be managed? Who will be making those decisions?

•

A joint Integration Management Team will be established, co-led by Tony Milando from Xylem and an executive from Evoqua. The Integration Management Team will include representatives from both Xylem and Evoqua.

•	This team will help to plan and manage the integration planning and the actual integration efforts, including decisions regarding any people redundancies.

•	More information will be shared in the coming weeks as we continue to move through the process.

•	Please share your questions with your HR business partner who has been asked to provide the feedback to the HR leaders on the Integration Management Team.

7.	Will my role/work stop or change?

•	A principle guiding our integration planning will be to protect both companies’ base business and to execute on our existing budgets and plans.

•

Until the transaction closes and regulatory approvals have been obtained, Xylem and Evoqua will continue to operate as two separate, independent companies. Your work will not change because of this announcement and your dedication to serving our customers and communities is more important than ever. For now, it is essential to focus on delivering on our existing commitments.

•	More information will be shared in the coming weeks as we move through the process.

8.	How will the integration work and when will we hear more about the planning process?

•	A dedicated Integration Team will be established, which will include representatives by functional area from both Xylem and Evoqua.

•

These leaders will help to plan and manage the integration effort, including any decisions around bringing our companies together. These efforts will be more focused on the geographies and areas of overlap – North America and Treatment

•	Over the next few weeks, we will share integration updates, including introducing the Integration Management Team and learning more about Evoqua.

•	We are confident in our ability to combine the talent, capabilities, and business of the two companies.

9.	What kind of cost synergies will there be? Where will they come from?

•	We estimate annual run-rate cost synergies of $140 million expected to be achieved within three years of closing.

•	These will largely be driven by efficiencies from optimizing our combined footprint and network, in addition to procurement and back-office functions.

•	Savings are also expected to come from both Evoqua and Xylem.

10.	Do you have a plan to share the news with our partners and clients?

•	Yes, we will be reaching out to key customers and partners to inform them of the news.

•	Each company’s commercial and service team leaders will manage the coordination of outreach through our regional markets.

•

Outside of this centrally managed effort, colleagues should not reach out to customers or suppliers to talk about the combination. We have provided talking points to use on a reactive basis only if a customer or supplier brings up the transaction – these are posted on Xylem Now.

•

Please remember that we are separate companies until the transaction closes and should not coordinate meetings with customers, suppliers, or other stakeholders unless specifically directed by the Integration Team.

11.	What should I say if I am contacted by the media/press?

•	If you are contacted by the media/press, do not decline to comment, but instead, take the details of the journalist and the question and refer the request to Houston Spencer or Andrea van der Berg.

12.	Can we talk to employees from Evoqua about the combination?

•	No. The transaction is anticipated to close mid-2023, pending customary closing conditions, including receipt of regulatory approvals.

•	Until then, Xylem and Evoqua will continue to operate independently, and it remains business as usual.

•	Employees from each company should refrain from contacting each other to discuss the combination outside of the Integration Management Team workstreams.

13.	Who should I contact if I have questions?

•	A dedicated Integration Management Team is being established to lead integration planning efforts.

•	We are committed to sharing information on progress and decisions as soon as they are completed. We will also set up channels for questions and feedback, which will be updated frequently.

Evoqua Employees

1.	What does today’s announcement mean?

•	The combination of Xylem and Evoqua creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•	The deal will create substantial growth and development opportunities that will benefit colleagues at both companies.

•

Combined, we will be uniquely positioned to deliver greater impact for both Evoqua customers and Xylem customers. And we will create greater value for our shareholders and the communities we and our customers serve.

•

It is important to note that for now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations. Your work will not change because of this announcement and your dedication to serving our customers is more important than ever.

•	More information will be shared in the coming weeks as we continue to move through the process.

2.	What does this mean for Evoqua?

•	Xylem brings advanced digital technologies embedded in solutions and services, global scale and leading utility solutions with expansive channels that enhance productivity and customer up time.

•

Combining our best-in-class, advanced contaminant treatment solutions with Xylem’s portfolio of solutions and advanced digital offerings across the water cycle will create a transformative platform to address global water challenges.

3.	Why does Xylem want to purchase Evoqua? Why now?

•

Evoqua is a leader in treatment solutions and technology and brings attractive size and growth profile in key industrial end-markets (including life sciences, food and beverages and microelectronics), a leading position in emerging contaminants management and the largest team of water treatment service professionals in North America.

•

Combining Evoqua’s best-in-class treatment solutions with Xylem’s portfolio of solutions and advanced digital offerings across the water cycle will create a transformative platform to address global water challenges.

•	Combined, we will be uniquely positioned to deliver greater impact for both Evoqua customers and Xylem customers. And we will create greater value for our shareholders and the communities we serve.

4.	What is the strategic rationale for this combination, and what opportunities will this transaction create?

•	We’re operating in a time when water challenges are intensifying.

•	Water is becoming scarce, communities around the world are battling with aging infrastructure and customers are struggling to afford water services.

•	The combination creates a transformative platform of advanced water solutions and services that will address the global challenges of water scarcity, affordability, and infrastructure resiliency.

•	We will have the size and scale to lead the utility and industrial markets in solving the world’s greatest water challenges.

5.	What are the synergies from the combination? What is the breakdown?

•	We estimate annual run-rate cost synergies of $140 million expected to be achieved within three years of the closing of the transaction.

•	These will largely be driven by efficiencies coming from the optimization of our footprint and network, in addition to procurement and driving greater functional support efficiencies.

6.	What is it like to be part of a Xylem-owned company? Are there any examples of where they have done this before?

•	Xylem and Evoqua are closely aligned in their focus on addressing the most pressing global water challenges to create a more water-secure and sustainable world.

•

In addition to being purpose-driven and in the water sector, both companies recognize the importance of talent and are committed to putting people first. This will influence the combined company’s approach to people strategies, including diversity, equity and inclusion, empowerment and customer and community focus.

7.	What are the plans relating to putting the two companies together?

•

No specific decisions have been made at this time on organizational design or leadership structure. A joint Integration Management Team is being established which will be responsible for designing and driving the overall integration process.

8.	When will the integration process start, and how will it be set up? What role will Evoqua have in the integration process?

•	The transaction is anticipated to close mid-2023, pending customary closing conditions, including receipt of regulatory approvals

•	Following the deal announcement, a joint Integration Management Team will be established and will include representatives, by functional area, from both Xylem and Evoqua.

•	These individuals will help to plan and manage the integration effort, including any decisions around bringing the companies together.

•	Over the next few weeks, we will share integration updates, including introducing the Integration Management Team and learning more about Xylem.

•	The Integration Management Team will be co-led by Tony Milando, alongside an executive from Evoqua and supported by outside experts.

•	Ron and Patrick Decker, Xylem’s CEO, will both be on the Steering Committee that oversees the Integration Planning and makes key decisions

9.	What can I expect during the integration process?

•	Over the next few weeks, we will share integration updates, including introducing the Integration Management Team and learning more about Xylem.

10.	How long is the announcement to close process expected to last? What are the key dependencies for closing?

•	The deal is expected to close mid-2023.

•	The transaction has been unanimously approved by Xylem and Evoqua Boards of Directors.

•

The transaction remains subject to approval by Xylem shareholders of the issuance of Xylem shares in connection with the transaction and the approval of Evoqua shareholders, the receipt of required regulatory approvals and other customary closing conditions.

11.	What type of interaction will we have with Xylem prior to the close of the transaction?

•	For the most part it will be business as usual for both sides. We must focus on our customer needs and growing our business.

•

There are important and clear rules about what can and can’t be done with Xylem during this period, but we will provide more details about that to relevant teams and individuals in the coming days and weeks ahead.

•	The Integration Management Team established will determine specific activities.

12.	What does this mean for my job? Will there be a lot of personnel changes?

•

Xylem and Evoqua are two highly complementary companies with closely shared values. We are confident that the combination of the two businesses will offer new and enhanced opportunities for employees as we come together as a larger, stronger company.

•	However, there may be some redundancies particularly in duplicate roles.

•	We understand many of you will have questions and we are committed to minimizing impacts to the business and being as transparent with you as possible and as early as possible.

•	Each company’s currently existing severance plan is expected to remain in place for a reasonable period of time after Xylem and Evoqua have become one company.

•	More information will be shared in the coming weeks as we continue to move through the process.

13.	Transaction announcement indicated synergies will come through functional support efficiencies as well as footprint and network efficiencies – will I be impacted? What sites might get impacted?

•	It is too early to provide specifics, but there will be a joint Integration Management Team working through details.

•	More information will be shared prior to / at the close of the transaction.

14.	Will there be any changes in my benefits or salaries? What happens to the incentive plans we have in place?

•

There are no changes as a result of the announcement. More detail will be provided over time regarding specific benefit and compensation programs. Xylem has competitively benchmarked benefits and compensation programs.

15.	What happens to the annual incentive plan (AIP) we have in place?

•	For now, it remains business as usual. In addition, for FY23 the AIP and targets we have in place will remain and eligible participants will be paid in accordance with our delivery on that plan.

16.	Does Xylem have an ESPP program?

•	No, Xylem does not have an ESPP program. Evoqua will continue to offer its ESPP until closing.

17.	What is Xylem’s 401(k) plan match? Do they have a profit-sharing component?

•

Xylem does not have a profit-sharing component but has a very similar overall offering. Xylem provides a core contribution of 3% of annual cash compensation which is paid regardless of whether or not the eligible employee makes a contribution. It is not dependent on company performance. On top of the core contribution, Xylem provides a 50% match of the first 6% of an eligible employee’s contribution.

18.	Will there be some sort of benefits session I can attend to learn more?

•

Yes, at some point after the close of the transaction there will be an in-person and virtual session where you can learn more about Xylem’s benefit plans and ask questions. Until then you remain on Evoqua’s benefit plan and can use it as usual. We currently do not anticipate changes for the 2023 calendar year. More information to come for 2024 before the typical annual enrollment period.

19.	Will my compensation change with Xylem?

•	For now, it remains business as usual. In addition, for the first 12 months after closing, Xylem will not change your base salary or your target incentive percentage for the role you are currently in.

20.	Who is Xylem’s carrier for US medical, dental and vision care?

•

Like Evoqua, Xylem is self-insured. US medical coverage is administered through Aetna and dental coverage is administered through Metlife. US vision care can be obtained through Aetna or EyeMed, depending on the type of care needed. We currently do not anticipate changes to US benefits for the 2023 calendar year. More information to come for 2024 before the typical US annual enrollment period.

21.	What are the metrics for the annual incentive plan (AIP)?

•

Xylem and Evoqua are separate companies until the transaction is completed and Xylem’s 2023 incentive plan metrics are proprietary. In prior years, Xylem included revenue, EBITDA, and Working Capital/Free Cash flow in their annual incentive plan metrics for managers and executives. Please note that for FY23 Evoqua’s AIP plan and targets we have in place will remain and eligible participants will be paid in accordance with our delivery on that plan.

22.	What are the metrics for the long-term incentive plan?

•

Xylem and Evoqua are separate companies until the transaction is completed and Xylem’s 2023 long-term incentive plan metrics are proprietary. In prior years, under Xylem’s long-term equity plan, eligible employees could receive restricted stock units, stock options or performance share units, depending on the seniority in the organization. The performance metrics for the performance share units have included relative TSR performance and ROIC as well as revenue growth.

23.	Will my Evoqua stock convert to Xylem stock? What happens to PSUs? Can I trade in Evoqua stock?

•

For now, it remains business as usual. Whether or not you can currently trade Evoqua stock is determined by Evoqua’s securities law compliance policy. Under the agreement between Evoqua and Xylem, Evoqua stock, option, restricted stock units and performance share units will be converted to Xylem’s, with the same vesting schedule that they have today. More detail will be provided as we get closer to close to those of you that hold Evoqua shares. The agreement between the two companies provides for a fair approach, consistent with market practices for a transaction of this nature.

24.	How does this affect my equity? What about unvested? Can we trade our company stock? When will trading in our stock end?

•

There are no changes as a result of the announcement and whether or not you can currently trade Evoqua stock is determined by Evoqua’s securities law compliance policy. Under the agreement between Evoqua and Xylem, Evoqua stock, option, restricted stock units and performance share units will be converted to Xylem’s, with the same vesting schedule that they have today. More detail will be provided as we get closer to close to those of you that hold Evoqua shares. The agreement between the two companies provides for a fair approach, consistent with market practices for a transaction of this nature. Shares of Evoqua will cease trading at the close of the New York Stock Exchange on the closing date.

25.	What happens to my equity if I’m terminated?

•

If you are terminated without cause within the first year of the closing of the transaction, the equity you have been granted will accelerate and vest, consistent with the terms of your grant agreement. The equity that vests will be Xylem equity and not Evoqua equity.

26.	Can I still take planned vacations?

•

For now, it remains business as usual. Your vacation allowance and schedule will not change for 2023. Xylem offers flexible time off for exempt employees in the US and Canada and does not track vacation allowance. For non-exempt employees, Xylem has a competitive paid time off program.

27.	Can I continue to work remotely?

•

Xylem’s culture is one that is supportive of remote / hybrid work. While it will depend on the role and the needs of the team, if you are working remotely currently and you remain with Xylem in the same role you will likely be able to work remotely. Ultimately you will need to get alignment with your manager.

28.	What will happen to the Pittsburgh HQ?

•

The combined company’s global headquarters will be in Washington, D.C., and this means that Pittsburgh will no longer be the HQ. The Integration Management Team will decide the combined company’s approach to office spaces with an eye towards making efficient and productive use of the combined company’s spaces and towards encouraging collaboration between team members from both companies to accelerate building a One Company culture.

•	As the integration management team proceeds with its work, we will provide more information. From a work philosophy perspective, Xylem is supportive of remote / hybrid work.

29.	Can we talk about this outside Evoqua?

•	Yes, but please use the key messaging shared in the press release available here.

•	If you have any questions about what you can say, please reach out to your managers.

30.	When will customers, suppliers, and partners be notified?

•	We will be reaching out to key customers and partners to inform them of the news.

•	Our Commercial Leadership will manage the process of coordinating outreach through our Regional Markets.

•	If you are a customer-facing employee, you will receive talking points to help you answer questions from our customers.

31.	When can I get the talking points for talking to my external stakeholders (customers, suppliers, partners)?

•	External facing employees and relationship managers will be provided with information on how and when to engage with external stakeholders and will receive messaging to support them in doing so.

•	If you have any questions about this, please reach out to your manager.

32.	How will operations be impacted during the announcement to close period?

•

For now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations. Your work will not change because of this announcement and your dedication to serving our customers is more important than ever.

•	More information will be shared in the coming weeks as we continue to move through the process.

33.	How will Xylem work with us during the pre-close period?

•	For the most part it will be business as usual for both sides. We must focus on our customer needs and growing our business.

•

There are important and clear rules about what can and can’t be done with Xylem during this period, but we will provide more details about that to relevant teams and individuals in the coming days and weeks ahead.

•	The Integration Management Team established will determine specific activities.

34.	What does this mean for ongoing initiatives/programs I am working on/supposed to work on?

•

For now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent companies. Your work will not change because of this announcement and your dedication to serving our customers is more important than ever.

•	More information will be shared in the coming weeks as we continue to move through the process.

35.	Who can I reach out to if I need further information?

•	In the coming weeks a joint Integration Management Team will be established that will lead integration planning efforts.

•	We are committed to sharing information on progress and decisions as soon as they are completed. We will also set up channels for questions and feedback that will be updated frequently.

Clients

1.	Does this deal impact customer / client contracts or agreements?

•	For now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations.

•	More information on next steps will be shared in the coming weeks as we continue to move through the process.

•	Your respective relationship managers will be reaching out to you, but if you have any questions, please reach out to your usual point of contact.

2.	How will the combined entity onboard new and existing customers into the business?

•	For now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations.

•	More information on next steps will be shared in the coming weeks as we continue to move through the process.

•	Your respective relationship managers will be reaching out to you, but if you have any questions, please reach out to your usual point of contact.

3.	Will my regular contact at Xylem or Evoqua change because of the transaction?

•	For now, it remains business as usual. Xylem and Evoqua will continue to operate as two separate, independent organizations.

•	More information on next steps will be shared in the coming weeks as we continue to move through the process.

•	Your respective relationship managers will be reaching out to you, but if you have any questions, please reach out to your usual point of contact.

4.	Do I need to be concerned about teething issues as Xylem and Evoqua are combined?

•	We are confident that the combined business will deliver significant opportunities for growth and enable us to deliver an expanded portfolio of solutions for customers.

•	A joint Integration Management Office will be established, which will be responsible for designing and driving the overall integration process.

•	The Xylem and Evoqua teams have extensive experience with integration and will be supported by expert outside advisors to ensure the process runs smoothly.

•	The teams have established a detailed 100-day, 365-day and beyond plan focused on developing and retaining top talent and inculcating a purpose-driven, customer-centric One Company culture.

5.	What new services/ technologies will be available because of the deal?

•	The combination creates a transformative platform of advanced water solutions and services that will address the global challenges of water scarcity, affordability, and infrastructure resiliency.

•	This will enable us to expand our portfolio offering, deepen digital capabilities and improve product and technology development.

•	We look forward to obtaining your feedback and suggestions for how we can make this combined platform better serve your needs.

Anticipated from analysts during investor webcast

1.	Given Xylem’s under levered balance sheet, will you please walk me through the logic of all stock equity deal?

•

An all-stock transaction provides attractive value creation to both companies’ shareholders, who will benefit from significant synergies in the combined company and a healthy and flexible balance sheet.

•	Following the close, Evoqua shareholders are expected to own approximately 25% of the combined company, which is aligned with the relative contribution from each side.

2.	How does this transaction align to the previously stated financial criteria

•	A clear metric for us around M&A was enabling faster growth and being able to drive margin expansion.

•	This transaction delivers on that while also facilitating significant value creation.

•	The combination creates a resilient business with a strong balance sheet, well-positioned for long-term growth.

3.	Will you walk us through the financial metrics used to assess the deal metrics? Is the deal accretive and by when? What will be the impact on EPS going forward?

•	The deal will be accretive inclusive of run-rate synergies.

4.	Following the closing of the deal will Xylem’s balance sheet have significant flexibility and optionality? How are you thinking about capital deployment strategy post close?

•	We are pleased with the way we structured the transaction.

•	The combination creates a resilient business with a strong balance sheet, well-positioned for long-term growth.

•	We are now focused on delivering a successful integration and ensuring we realize the cost synergies and synergistic growth opportunities.

•	Investing in growth has always been a key priority for us and an important part of our capital allocation strategy and Evoqua’s strong M&A track record complements this.

•	With the market still fragmented, we will continue to look for strategic opportunities that fit in with our strategy.

5.	With the additional scale of Evoqua, are you evaluating any parts of the portfolio that you view are no longer core?

•	Our primary focus is on delivering a successful integration and ensuring we realize the cost synergies and synergistic growth opportunities.

•	However, we have a robust strategic planning process and so will always continue to review our portfolio to ensure we are well positioned for growth.

6.	Is there any overlap in the business between Xylem and Evoqua?

•	Xylem and Evoqua have very limited product and services overlap. The combination of our portfolio is very complementary.

•	The combination enables us to focus on synergistic areas where we see opportunity to grow and scale together.

7.

Will you please walk me through the plan for integration? What are you doing ahead of close? And what are you planning for the first 100 days? Where will Evoqua fit from a segment reporting perspective?

•	We are setting up a joint Integration Management Team which will include individuals from both Xylem and Evoqua. The Integration Management Team will establish100-day, 365-day and beyond plan.

•	Both teams have extensive experience with integration and will be supported by expert outside advisors to ensure the process runs smoothly.
8.	Is this announcement ahead of earnings signaling anything of each company’s earnings results and 2023 guide?

•	No, this announcement is focused on the details of the transaction. However, we are excited to bring together two companies with commercial momentum.

•	Xylem and Evoqua will share details on the prior quarter results during their next earnings call.

•	Xylem’s earnings call, on February 7, will be focused on our Q4 and full year 2022 results and provide guidance for 2023.

•	Evoqua earnings are scheduled for January 31.

9.	This has been one of the most speculated M&A transactions for quite some time, why now? And as a result of waiting, did Xylem overpay?

•	Xylem and Evoqua are extremely complementary businesses, and the combination enables us to focus on synergistic areas where we see opportunity to grow and scale together.

•	A clear metric for us around M&A is focusing on enabling faster growth and being able to drive margin expansion. This delivers on that while also facilitating significant value creation.

•	The timing needed to work for both parties, and this was simply the right time for us to come together.

•	The value we are creating today is very compelling, with a valuation of is ~17x multiple post synergies (9/30/2022 TTM)

10.	With the announcement of Idrica commercial partnership and now this? Can you talk about what this means for the water sector?

•	The combination creates a transformative opportunity to solve water issues at the scale required to address the critical environmental and climate change challenges.

•	It will materially advance Xylem’s strategy, creating a transformative platform with scale and momentum to address critical water challenges.

•

By bringing together two complementary leading companies, we are creating a global platform that will deliver much needed innovation and a breadth of solutions and technologies to help address critical customer pain points across the water cycle.

11.

Can you touch on cost synergies and additional revenue synergy upside? What additional upside could there be on cost synergies? What’s the opportunity for global expansion? Is there some growth target?

•	We know Evoqua well and have worked closely with their team, collaborating positively during the diligence process.

•

As highlighted, we estimate annual run-rate cost synergies of $140 million expected to be achieved within three years and expect these to come from a variety of areas, notably the optimization of our footprint and network, in addition to procurement and driving greater functional support efficiencies.

•	We also expect significant opportunities for synergistic growth including the ability to:

i.	Scale industrial offering with complementary technologies & services

ii.	Deepen utility penetration with combined portfolio, digital capabilities

iii.	Expand internationally via Xylem’s global footprint & channels

iv.	Expand service portfolio leveraging Evoqua’s network and expertise

v.	Combine R&D capabilities for accelerated product development

•	We will also maintain balance sheet flexibility and optionality to optimize our long-term capital structure.

12.	Any risk on consolidation of footprint that you are risking some of the service footprint and network reach?

•

It is critical that we are able to reach our customers where we are; this transaction enables us to do that. Together, we will be able to enhance additional growth capabilities, including the ability to expand internationally using the scale of its global footprint and channels.

•

We recognize that there will be some areas of overlap, so while we will continue to focus on investing in technical expertise and expanding our network of service professionals, we will also look to optimize and consolidate our overall footprint where appropriate.

13.

How do you plan on focusing on a successful integration while ensuring you can continue to make progress that we have seen through 2022 by more than offsetting inflation and amidst a gradual recovery in chip supply?

•	Our number one integration principle is to deliver on the value of the organic base plan.

•

We have recently announced the creation of a new COO role, appointing Matthew Pine to the position, who will focus on operational and commercial execution, ensuring that we are able to meet this objective.

•	The Xylem and Evoqua teams have extensive experience with integration and will be supported by expert outside advisors to ensure the process runs smoothly.

14.	Any changes to the management team and how do you see that rolling over? Any change to branding?

•	Xylem’s senior leadership team will run the new business.

•	Patrick remains CEO and Matthew remains COO. No change to other Xylem senior leadership roles.

•	Upon closing of the transaction, two current members of Evoqua’s Board of Directors are expected to join Xylem’s Board.

•	Both leadership teams have worked collaboratively throughout the process to make sure the potential of the combined business is maximized.

•	We will communicate leadership team announcements as part of the integration planning process.

Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (”Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.